List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 April 2009)	Announcement Company announces directorate change. (24 April 2009)
Announcement Dr Humer, Mr Rose and a person discharging managerial responsibility inform the company of their beneficial interests. (09 April 2009)	Announcement Company announces directorships and shareholding of Ms P Bruzelius in accordance with the UK Listing Rules. (27 April 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(14 April 2009)
Announcement Capital Research and Management Company notifies the Company of its interest. (29 April 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 April 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 April 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 April 2009)	Announcement Company announces total voting rights. (30 April 2009)
Announcement Persons discharging managerial responsibility inform the Company of their beneficial interests. (20 April 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date 08 May 2009	By:	/s/ S Arsenić
Name: S Arsenić
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:23 06-Apr-09
Number	91320-B7A6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
1,431 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these
Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,320,297 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,551,619.

6 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:22 09-Apr-09
Number	91320-8A16

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities ('PDMR'), as participants in the Diageo Dividend Reinvestment Plan (the 'Plan') had received ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') in lieu of the interim dividend paid on 6 April 2009 as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	102

NC Rose	7,624

Name of PDMR

G Williams*	37

The Ordinary Shares were purchased on 6 April 2009 (with a settlement date of 9 April 2009) at an average price of £8.017.

As a result of the above transaction, these directors' and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	10,616

NC Rose	453,828

Name of PDMR	Number of Ordinary Shares

G Williams	243,770 (of which 5,916 are held in the form of ADS**)

* In respect of shares held by his son David Rhys Williams.

9 April 2009

**1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:42 14-Apr-09
Number	91341-64BA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1.
it received notification on 14 April 2009 of the following allocations ofordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 14 April 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	24

P S Walsh	24

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 14 April 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	24

S Fletcher	24

D Gosnell	24

J Grover	24

A Morgan	24

G Williams	24

I Wright	24

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.80.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.
it received notification on 14 April 2009 from Dr F B Humer, a director of the Company, that he had purchased 1,019 Ordinary Shares on 14 April 2009 underan arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.80.

3.
it received notification on 14 April 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 128 Ordinary Shares on 14 April 2009 underan arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £7.80.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	11,635

N C Rose	453,852

H T Stitzer	6,468

P S Walsh	719,833

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,255

S Fletcher	151,992

D Gosnell	59,446

J Grover	149,594

A Morgan	176,700

G Williams	243,794 (of which 5,916 are held as ADS*)

I Wright	30,067

P D Tunnacliffe

Company Secretary

14 April 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:33 15-Apr-09
Number	91329-9D0F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 52 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,320,245 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,551,671.

15 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:52 17-Apr-09
Number	91051-12B5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 477 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,319,768 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,552,148.

17 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:32 20-Apr-09
Number	91431-24CF

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that:

1. the following Persons Discharging Managerial Responsibilities ('PDMR'), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the 'Plan'), received American Depository Shares ('ADS') in lieu of the Company's interim dividend paid on 14 April 2009, as follows:

Name of PDMR	Number of ADSs*

G Ghostine	14

I Menezes	68

R Millian	26

T Proctor	42

L Schwartz	48

G Williams	19

The ADSs were purchased on 14 April 2009 at a price of $46.805 per ADS.

2. Mr Schwartz, as a participant in the dividend reinvestment programme connected with the Plan, received 68 ADSs in lieu of the Company's final dividend paid on 24 October 2008. The ADSs were purchased on 24 October 2008 at a price of $58.08 per ADS.

As a result of the above transactions, the interests of the PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

G Ghostine	40,056 (of which 32,708 are held as ADS*)

I Menezes	319,541 (of which 226,543 are held as ADS*)

G Williams	243,870 (of which 5,992 are held as ADS*)

Number of ADSs*

R Millian	9,693

T Proctor	38,056

L Schwartz	4,135

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

20 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	09:03 24-Apr-09
Number	1081R09

RNS Number : 1081R
Diageo PLC
24 April 2009

24 April 2009

DIAGEO ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

As previously notified, Bill Shanahan, having served for 10 years and in line with governance practice on the tenure of non-executive directors, will retire as a non-executive director of the company on 30 April 2009.

Separately, Diageo has announced the appointment with immediate effect of Peggy Bruzelius to the Diageo Board. Her responsibilities will include membership of the Audit Committee, Nomination Committee and Remuneration Committee. Ms Bruzelius is Chairman of Lancelot Asset Management in Sweden. She also serves as Vice Chairman of AB Electrolux, and sits on the boards of Akzo Nobel NV and Syngenta AG.

Commenting on these changes, Diageo Chairman Dr Franz Humer said:

"Bill has made a significant contribution to Diageo over the past ten years, providing insightful counsel to the company from his great experience in consumer goods. On behalf of the Board, I would like to thank him and wish him well for the future.

"I am delighted to welcome Peggy to the Diageo Board. Peggy has a long and distinguished career in both management and advisory capacities across a range of industries, which I believe will be of great benefit to our company."

ENDS

Enquiries
Diageo Investor Relations
Stephen Howe
+44 (0)20 7927 4216
Stephen.howe@diageo.com

Diageo Media Relations
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com

Notes to Editor

About Peggy Bruzelius

Peggy Bruzelius was formerly Managing Director of ABB Financial Services AB, a subsidiary of ABB the power and automation technologies provider based in Switzerland, and was instrumental in establishing investment management and stock brokerage firms across the Nordic region. Subsequently Ms Bruzelius headed the Asset Management arm of Skandinaviska Enskilda Banken AB, following which she has built up an international and diverse portfolio of non executive roles across a range of sectors including electrical goods, agrochemicals, automotive manufacturing, healthcare and food retailing. She is on the board of the Stockholm School of Economics and chairs the Swedish Board of Higher Education.

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAPUUPUCUPBURC

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	11:33 27-Apr-09
Number	91129-8E27

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the 'Company') announces the following in respect of Ms P Bruzelius, who was appointed a Director of the Company with effect from 24 April 2009 (as announced on 24 April 2009):

a: in respect of Listing Rules paragraph 9.6.13 (1), apart from her current position as Vice Chairman of AB Electrolux in Sweden, Ms Bruzelius is currently a director of Axfood AB, Husqvarna AB and Scania AB in Sweden, Akzo Nobel NV in the Netherlands and Syngenta AG in Switzerland. She was formerly a director of Ratos AB in Sweden.

b: in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.

P D Tunnacliffe

Company Secretary

27 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:54 29-Apr-09
Number	91129-8E27

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):	Diageo plc

2. Reason for the notification	State
Yes/No

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Complying with the UK Transparency
Directive implemented on 20 January 2007

3. Full name of person(s) subject to the notification obligation (iii):	Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	27 April 2009

6. Date on which issuer notified:	28 April 2009

7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	Resulting situation after the triggering transaction (vii)

	Number	Number	Number	Number of voting	% of voting
	of	of	of	rights (ix)	rights
	Shares	Voting	shares
Rights
(viii)

		Direct (x)	Indirect (xi)	Direct	Indirect
GB0002374006	127,193,590	127,193,590	124,653,096	124,653,096	4.987%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

124,653,096	4.987%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Capital Research and Management Company

Contact address (registered office for legal entities)	333 South Hope Street, Los Angeles, California 90071-1406

Phone number	(213) 486 9200

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name	Company Secretarial Dept. Diageo plc

Contact address	8 Henrietta Place, London, W1G 0NB

Phone number	+44 (0)207 927 5200

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period

-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 29-Apr-09
Number	91455-698C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,317 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,317,451 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,554,465.

29 April 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	11:20 30-Apr-09
Number	91117-6C42

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,871,916 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,317,451 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,554,465 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 April 2009

END